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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 1)*
First Mutual Bancshares, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
32190E102 (CUSIP Number)

Robert Diercks

Foster Pepper & Shefelman PLLC

1111 Third Avenue, Suite 3400

Seattle, Washington 98101

(206) 447-4400

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

December 31, 2004 (Date of Event which Requires Filing of This Statement) _______________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Section 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be '"filed'" for the purpose of Section 18 of the Securities Exchange Act of 1934 ('"Act'") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 23251J106	13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON F. Kemper Freeman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) [__]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 583,568
	8	SHARED VOTING POWER 25,113
	9	SOLE DISPOSITIVE POWER 583,568
	10	SHARED DISPOSITIVE POWER 25,113
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 608,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON* IN

* Excludes 83,797 shares held directly by Mr. Freeman's spouse. Mr. Freeman disclaims beneficial ownership of these shares.

CUSIP No. 23251J106		13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bellevue Square Managers I Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 301,026
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 301,026
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 301,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON* PN

This Amendment No. 1 (this '"Amendment'") amends the Schedule 13D (the '"Schedule'") originally filed by F. Kemper Freeman, Jr. on November 8, 1999 with respect to the Common Stock, $1.00 par value per share (the '"Common Stock'") of First Mutual Bancshares, Inc. (the '"Issuer'"). This Amendment is also being filed on behalf of Bellevue Square Managers I Limited Partnership, in lieu of amending its Schedule 13G originally filed on March 27, 2003. All capitalized terms used but not defined in this Amendment have the meanings ascribed to such terms in the Schedule.

Item 2. Identity and Background

Section 2 is hereby amended to add the following:

This statement is also being filed by Bellevue Square Managers I Limited Partnership, a Washington limited partnership (the '"Partnership'"), whose business address is 575 Bellevue Square, Bellevue Washington 98004. The general partner of the Partnership is Bellevue Square Managers, Inc., a Washington corporation (the '"GP'"), whose business address is the same as that of the Partnership. Mr. Freeman is a limited partner of the Partnership and an executive officer of the GP.

Neither the Partnership nor the GP has, during the last five years, been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3: Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The shares held by Mr. Freeman were originally acquired through a combination of purchases with his personal funds, upon the exercise of stock options, and as a result of stock-for-stock dividends declared by the Issuer. Mr. Freeman did not pay any additional consideration for the shares issued in the stock dividends. Mr. Freeman originally held shares of First Mutual Savings Bank. When First Mutual Savings bank reorganized into the holding company form of ownership, Mr. Freemans shares of First Mutual Savings Bank were converted on a one-for-one basis into an equal number of shares of Common Stock. Mr. Freeman was not required to pay any consideration in connection with the conversion of his shares in the reorganization.

The shares held by the Partnership were acquired with the Partnership's working capital.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated as follows:

Both Mr. Freeman and the Partnership presently hold their shares of Common Stock for investment purposes. Neither Mr. Freeman nor the Partnership have any plans or proposals which relate to or would result in any of the transactions or effects listed in Item 4(a)-(j) of Schedule 13D. Each of Mr. Freeman and the Partnership reserves the right to determine in the future whether to change its purpose for holding the shares described above or whether to adopt plans or proposals of the type referred to in the preceding sentence.
Page 4 of 8 Pages

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the filing date of this Amendment, Mr. Freeman beneficially owns 608,681 shares of the Common Stock, which represents approximately 11.5% of the shares of common Stock currently issued and outstanding. The 608,681 shares include: (i) 273,371 shares owned by Mr. Freeman individually; (ii) 25,113 shares held jointly with his spouse in joint tenancy with right of survivorship; (iii) 301,026 shares held by the Partnership; and (iv) options to purchase 9,171 shares of Common Stock, which are exercisable within 60 days. This number excludes 83,797 shares of Common Stock held by Mr. Freeman's spouse. Mr. Freeman disclaims beneficial ownership of the shares held by his spouse.

(b) As of the filing date of this Amendment, Mr. Freeman has sole power to vote or direct the vote and dispose or direct the disposition of 583,568 shares of the Common Stock. Mr. Freeman has shared power to vote or direct the vote and dispose or direct the disposition of 25,113 shares of the Common Stock.

As of the filing date of this Amendment, the Partnership has sole power to vote or direct the vote and dispose or direct the disposition of 301,026 shares of the Common Stock.

(c) Neither Mr. Freeman nor the Partnership have effected any transactions in the Common Stock during the past sixty days.

(d) Mr. Freeman's spouse has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 25,113 shares of Common Stock that Mr. Freemand and his spouse hold in joint tenancy with right of survivorship.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

Except for the stock options held by Mr. Freeman and Mr. Freeman's capacity as a principal of the general partner of the Partnership (and accordingly his capacity to vote and dispose of the shares held by the Partnership), neither Mr. Freeman nor the Partnership have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material To Be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

99.1 Joint Filing Agreement

Page 5 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005	/s/ F. Kemper Freeman, Jr. F. Kemper Freeman, Jr.
Dated: February 14, 2005	BELLEVUE SQUARE MANAGERS I LIMITED PARTNERSHIP By: /s/ F. Kemper Freeman, Jr. F. Kemper Freeman, Jr., Authorized Signatory

Page 6 of 8 Pages

EXHIBIT INDEX
Exhibit	Description
99.1	Joint Filing Agreement

Page 7 of 8 Pages

EXHIBIT 99.1

Joint Filing Agreement

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto by either or both of us will be filed, on behalf of each of us.
Dated: February 14, 2005	/s/ F. Kemper Freeman, Jr. F. Kemper Freeman, Jr.
Dated: February 14, 2005	BELLEVUE SQUARE MANAGERS I LIMITED PARTNERSHIP By: /s/ F. Kemper Freeman, Jr. F. Kemper Freeman, Jr., Authorized Signatory

Page 8 of 8 Pages